

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

<u>Via U.S. Mail</u>
Seon Won
President and Chief Executive Officer
SW China Imports, Inc.
15800 Crabbs Branch Way, Suite 310
Rockville, MD 20855

> **Re:** **SW China Imports, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-185571**

Dear Mr. Won:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

- Please revise your disclosure to state that the selling security holders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.

- Please revise your disclosure to identify your selling shareholders as underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Stockholders and Plan of Distribution sections, and elsewhere, as appropriate.

Risk Factors, page 6

2. We note your disclosure on pages 24-25 of your Form 10-K for the fiscal year ended December 31, 2011 filed on March 23, 2012 that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2011. We further note your disclosure on page 31 of your Form 10-Q for the fiscal period ended September 30, 2012 filed on October 22, 2012 that your disclosure controls and procedures were not effective as of September 30, 2012. Please include a risk factor regarding these conclusions and the resulting risks to your company or tell us why such a risk factor is not appropriate.

Selling Stockholders, page 14

3. Please disclose any relationships between the company and the selling shareholders and briefly describe the way(s) in which the selling shareholders received the shares of common stock that are being registered in this offering. In this regard, we note the disclosure in the Form 8-K filed on November 28, 2012 that some of the selling shareholders are consultants to you and that M Stocks' shares were issued upon conversion of a promissory note.

Executive Compensation, page 27

4. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: John Ki, Esq.